Hylio, Inc.

ANNUAL REPORT

1020 Agnes Road
Richmond, TX 77469
1111111111
https://www.hyl.io

This Annual Report is dated April 30, 2026.

BUSINESS

Hylio designs, manufactures, and provides innovative UAS (unmanned aerial systems), that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact. Based in Texas, Hylio is proudly American-owned and operated. Hylio's mission is to feed more people, at lower costs, with US-made systems. Hylio, Inc. was incorporated on January 08, 2015, in the state of Texas.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,000,013.12
Number of Securities Sold: 152,208
Use of proceeds: Marketing, R&D, Inventory, Operations.
Date: July 09, 2025
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,645,093.96

Number of Securities Sold: 319,917
Use of proceeds: Marketing, R&D, Inventory, Operations.
Date: August 16, 2025
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $118,429.75
Number of Securities Sold: 8,265
Use of proceeds: N/A
Date: August 16, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Fiscal Year ending December 31, 2025 Revenue was $12,030,900
Revenue for the 2025 Fiscal Year was primarily generated from the sale of UAS products. The revenue increase between 2025 and 2024 was approximately 7.18%. The revenue increase was due to continued demand for autonomous agricultural drone systems, expanded dealer/reseller relationships, and increased repeat customer orders. In 2024 & 2025, Hylio sold UAS products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers.
Cost of Sales
Hylio's Cost of Sales in 2024 was approximately 51%; in this year, Hylio's primary costs were Cost of Goods Sold associated with the sale of UAS products.
Hylio's Cost of Sales in 2025 was approximately 49%; in this year, Hylio's primary costs were Cost of Goods Sold associated with the sale of UAS products.
The decrease of Cost of Sales in 2025 was largely due to continued efficiency gains from purchasing inventory in larger quantities and improved supply chain management.
Gross Margins

Hylio's targeted gross margins in 2024/2025 were approximately 55% when selling direct to the consumer and approximately 40% when selling to dealers/resellers. Hylio's Gross Profit in 2024 was $5,512,512 and in 2025 was $6,191,737. The increase in gross profit was largely due to higher revenue volume and continued efficiency gains from purchasing inventory in larger quantities.

Expenses

Hylio's Company Expenses consist of sales, marketing, leasing, legal, expenses as well as compensation to employees/contractors.

2024 Operating Expenses were: $5,157,625

2025 Operating Expenses were: $4,535,337

The approximately $622,288 decrease in operating expenses from 2024 to 2025 was due to reduced general and administrative costs and more efficient allocation of sales and marketing spend. Total interest expense in 2025 was $259,235, primarily related to the Company's line of credit and term loans.

Historical results and cash flows:

Hylio's historical financial results display consistent revenue growth year over year. Hylio is confident that similarly strong revenue growth trends will continue in the future.

In its earlier years, Hylio primarily utilized cash from loans, angel investors, and founders in order to fund the infrastructure, marketing, and manpower needed for initial commercialization. In 2025, Hylio generated net income of $1,767,115, driven by strong operating income of $1,395,218 from sale of its UAS products. Going forward, Hylio will generate cash for growth by both selling equity and by selling its products and services. Hylio will be able to access increasingly large amounts of credit from lending institutions as its sales continue to grow.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 772628.

Debt

Creditor: Stellar Bank - Line of Credit

Outstanding balance: $1,999,672.14

Interest rate: 7.5%

Material terms: The Company entered into a Line of Credit agreement with Stellar Bank during fiscal year 2024. The credit facility size is $2,000,000. The interest rate is 7.5% per annum with maturity date October 24, 2026. The total outstanding balance as of December 31, 2025 and December 31, 2024 was $1,999,672 and $1,174,660, respectively. The entire balance is classified as current.

Creditor: Stellar Bank - 10 Yr Commercial

Outstanding balance: $887,107.62

Interest rate: 9.5%

Creditor: Gulf Coast Economic Development District, Inc.

Outstanding balance: $845,318.26

Interest rate: 4%
Creditor: Shareholders Loan - Mike Oda
Outstanding balance: $77,871.00
Interest rate: 0%
Creditor: SBA EIDL
Outstanding balance: $45,171.87
Interest rate: 3.75%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arthur Erickson

 Arthur Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer, Co-Founder, and Director
• Dates of Service: January 2015 — Present
• Responsibilities: Executive management, business and product development, strategy, and scaling. Arthur currently receives a $200,000 salary and holds ~22.129 equity.

Name: Nikhil Dixit

 Nikhil Dixit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Technology Officer, Co-Founder, and Director
• Dates of Service: January 2015 — Present
• Responsibilities: Technological strategy, product design, managing developers and engineers. Nikhil receives a salary of $200,000 and holds ~22.129 equity.

Other business experience in the past three years:

• Employer: NVIDIA
Title: Sr. Computer Architect

Dates of Service: June 2017 — September 2022
Responsibilities: Nikhil developed GPU architecture features for AI and ray-tracing.

Name: Nicholas Nawratil

 Nicholas Nawratil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Operating Officer, Co-Founder, and Director
• Dates of Service: May 2017 — Present
• Responsibilities: Managing manufacturing, fleet operations, support infrastructure, and regulatory compliance.
Nicholas receives a salary of $90,000 and holds ~22.129 equity.

Name: Mike Oda Jr.

 Mike Oda Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer, Co-Founder, and Director
• Dates of Service: January 2015 — Present
• Responsibilities: Financial management, accounting, financial strategy, sales and marketing strategy. Mike
currently receives a salary compensation of $100,000 per year and holds ~22.129% equity.

Other business experience in the past three years:

• Employer: Pacific Arc
Title: President
Dates of Service: August 2017 — August 2024
Responsibilities: Management
• Employer: PrimeTime Dining
Title: President
Dates of Service: August 2017 — August 2024
Responsibilities: Management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Arthur Erickson
Amount and nature of Beneficial ownership: 1,924,350
Percent of class: 22.13%

Title of class: Common Stock
Stockholder Name: Nikhil Dixit
Amount and nature of Beneficial ownership: 1,924,349
Percent of class: 22.13%

Title of class: Common Stock
Stockholder Name: Mike Oda
Amount and nature of Beneficial ownership: 1,924,350
Percent of class: 22.13%

Title of class: Common Stock
Stockholder Name: Nick Nawratil
Amount and nature of Beneficial ownership: 1,924,349
Percent of class: 22.13%

RELATED PARTY TRANSACTIONS

Name of Person: Nicholas Nawratil
Relationship to Company: Director
Nature / amount of interest in the transaction: From July 2021, the company issued two promissory notes to one of its owners and officers, Nicholas Nawratil, in the aggregate amount of $ 355,035. The notes bear an interest rate of 2% per annum. The accrued interests, together with the entire principal, shall be due and payable on the tenth anniversary from notes issuance ('Maturity date'), ranging from 2021 through 2031. As of September 17, 2025, the outstanding balance of this note is in the amount of $215,036. As of September 17, 2025, the accrued interest on the note is in the amount of $21,985

As of December 31, 2024, and December 31, 2023, the outstanding balance of this note is in the amounts of $215,036 and $265,035. As of December 31, 2024, and December 31, 2023, accrued interest on the notes is in the amounts of $21,985 and $15,885, respectively.
Material Terms: As of September 17, 2025, the outstanding balance of this note is in the amount of $215,036. As of September 17, 2025, the accrued interest on the note is in the amount of $21,985. The note has been classified as non-current, and the accrued interest as non-current. As of December 31, 2023, and December 31, 2022, accrued interest on the notes is in the amounts of $15,885.33 and $9,784.63, respectively. The note has been classified as non-current, and the accrued interest as non-current.

Name of Person: Elena Oda
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company entered into a lease agreement for building and land with an immediate family member of Mike Oda, CFO, and therefore a related party. Rental payments ended September 17th were $432,200.27. Rental payments made during the years ended December 31, 2024, and 2023 were $266,672 and $97,050, respectively.
Material Terms: None

Name of Person: Mike Oda
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for certain services with an immediate family member of Mike Oda, CFO, and therefore a related party. Total payments made during the years ended December 31, 2024, and 2023 under this arrangement were $10,015 and $1,406, respectively.
Material Terms: As of September 2025 this contracted service agreement is no longer in place.

Name of Person: Pamela Pritchard
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for recruiting services with an immediate family member of Nicholas Nawratil, COO, and therefore a related party. Total expenses incurred under this arrangement for the years ended December 31, 2024, and 2023 were $44,423 and $35,961, respectively.
Material Terms: As of September 2025 this contracted service agreement is no longer in place.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 10,366,856
• Outstanding: 9,209,400
• Voting Rights: One vote per share, please see below that the voting rights of securities sold in this offering contain a voting proxy.
• Material Rights: Stock Options

The total amount outstanding includes 450,000 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 50,000 of shares to be issued pursuant to stock options outstanding.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and

negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling

of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

In the United States the use of our UAS for their intended use is regulated by the FAA, EPA, and possibly other regulatory bodies on the Federal, State, and Local levels depending on the operation. U.S. regulations that pertain to UAS, including crop-spraying UAS, are prone to change.
We inform all of our clients of the existence and necessity of these regulations; ultimately the customers are responsible for ensuring that their use of our products is in accordance with all applicable laws and regulations. The use of our UAS products, and UAS in general, may become more or less regulated in the future; it is difficult to predict what the regulatory agencies will decide to do. The existence of the current regulations, or future regulations, may pose a barrier to the expansion of our sales within the United States. This barrier to the expansion of our sales may cause the value of your investment to decline.

Use and sale of our products outside of the United States may be affected by various laws and regulations. These include import/export laws and regulations.
Most countries have their own equivalents to the FAA and EPA that may impose laws and regulations on the use and sale of our products within their country. Navigating these regulations in order to conduct business outside of the U.S. may cause Hylio to incur additional expenses that affect its income and/or profitability. These financial factors may cause your investment to lose value. Additionally, Hyio is required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We may face litigation that could affect our business, financial condition, and results of operations.
On August 29, 2025, former customer Timothy Minton filed a civil lawsuit against us in the U.S. District Court for the Western District of Kentucky. The suit relates to his July 2023 purchase of two pre-owned AG-130 agricultural unmanned aerial systems for $89,300. Mr. Minton alleges breach of contract, breach of warranty, and fraud, claiming he was unaware the units were pre-owned, they were not in expected condition, and that we

failed to honor warranty terms for issues during normal use. He seeks compensatory and punitive damages, plus relief for about $110,000 in financing debt he attributes to us.

We view these claims as meritless and false. For instance, we informed Mr. Minton before the sale that new AG-230 models were unavailable in his desired timeframe, but pre-owned AG-130 units (prior-generation) were, and he agreed to buy them for quicker delivery. The pre-payment invoice clearly listed them as AG-130s, showing his awareness. Our warranty excludes operator error; records indicate Mr. Minton declined offered complimentary training multiple times, admitted not reading the operations manual until over a year later, and caused damage through operator errors. We have filed a motion to dismiss and anticipate the case will be dismissed or resolved favorably without liability. We believe the suit arises from Mr. Minton's unrelated personal financial issues.

Litigation outcomes are unpredictable, and we cannot guarantee success on our motion or in defense. Defending the suit may involve time and costs, potentially diverting management focus. If unsuccessful, we might pay damages exceeding the purchase price, impacting our finances. However, the estimated total costs, even if we do not prevail in our defense, are relatively minor in comparison with Hylio's revenue and available cash reserves and therefore do not pose a serious financial risk when viewed holistically. An unfavorable result could affect our reputation or customer relations, though we consider this unlikely given the facts. Even if we prevail, litigation expenses could affect us. Similar claims may arise in the future.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Hylio, Inc.

By /s/ *Arthur Erickson*

Title: CEO

By /s/ *Arthur Erickson*

Name: Arthur Erickson

Title: CEO

By /s/ *Mike Oda*

Name: Mike Oda

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Hylio Inc.

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
101USCash on Hand	40,021.29
110US Banks	
Mercury Checking (3308)	295,392.35
Mercury Treasury	0.00
Spark Checking 2902	234.36
Stellar Bank 3796	3,000.00
Stellar Bank 5057	433,979.76
Total for 110US Banks	**$732,606.47**
Total for Bank Accounts	**$772,627.76**
Accounts Receivable	
121US Accounts Receivable (A/R)	2,504,699.48
Total for Accounts Receivable	**$2,504,699.48**
Other Current Assets	
120US Undeposited Funds	1,715.48
130US Inventory	$3,081,426.30
130.1 Inventory - COGS	430,902.15
130.2 Scrapped Inventory	308,670.21
Total for 130US Inventory	**$3,820,998.66**
139US Other Current Assets	18,490.54
199US Uncategorized Asset	0.00
255US Loan to Nawratil	
255.1 Nawratil Loan 1	0.00
255.2 Nawratil Loan 2	175,037.17
Accrued Interest Receivable	21,346.39
Total for 255US Loan to Nawratil	**$196,383.56**
Inventory Asset	0.00
Investment in SV	0.00
Prepaid Expenses	0.00
Vendor Clearing	0.00
Total for Other Current Assets	**$4,037,588.24**
Total for Current Assets	**$7,314,915.48**

Accrual Basis Thursday, April 30, 2026 01:26 PM GMT-05:00

Balance Sheet

Hylio Inc.

As of Dec 31, 2025

	Total
Fixed Assets	
151US Drone Equipment	$13,691.38
1511US Legacy Drones	1,131,808.72
151.3US Sales Demo Drones	335,554.09
151.4US Development Drones	10,948.00
Total for 151US Drone Equipment	**$1,492,002.19**
155US Equipment & Tools	$153,426.34
155.1US Operational Equipment	27,067.07
155.2US Tools - Fixed Asset	16,268.57
155.3US Computer Equipment	145,972.03
155.5US Photography & Video Equipment	22,207.63
Total for 155US Equipment & Tools	**$364,941.64**
156US Leasehold Improvements	$378,299.34
156.1US Furniture & Fixtures	$433,279.82
Accumulated Depreciation	-289,941.00
Total for 156.1US Furniture & Fixtures	**$143,338.82**
Total for 156US Leasehold Improvements	**$521,638.16**
160US Vehicles	24,062.27
246US Trailers	62,157.50
2500 Intangible Accum Amortization	-636,846.30
2500US Software Asset	$1,701,537.93
2501US Software Asset FL	68,192.95
Total for 2500US Software Asset	**$1,769,730.88**
2600US Research & Development	$2,419,763.04
2601US RND FL	81,722.47
Total for 2600US Research & Development	**$2,501,485.51**
2700US Startup	416.00
700US Accum. Depreciation	-276,491.07
Total for Fixed Assets	**$5,823,096.78**
Other Assets	
2511US Start Up Costs	1,562.00
Total for Other Assets	**$1,562.00**
Total for Assets	**$13,139,574.26**

Accrual Basis Thursday, April 30, 2026 01:26 PM GMT-05:00

Balance Sheet

Hylio Inc.

As of Dec 31, 2025

	Total
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	74,698.39
Total for Accounts Payable	**$74,698.39**
Credit Cards	
210US Credit Cards	$1,000.00
AMEX AMZN 2004	12,294.96
AMEX GOLD 1006	1,067.68
AMEX GOLD 1009	0.00
AMEX GOLD 2009	3,099.77
AMEX PLATINUM 1008	93,328.37
Capital One Spark 2134	15,954.47
Capital One VentureX 8838	45,512.93
Chase 7007	11,537.27
Corpay 3-QQ8	50,759.62
Ramp Card	375.09
Total for 210US Credit Cards	**$234,930.16**
2201US 4794 Line of Credit	1,999,672.14
Total for Credit Cards	**$2,234,602.30**
Other Current Liabilities	
225US Deferred Software Revenue	0.00
Advance Customer Payment	76,150.24
Deferred Revenue	2,036,464.14
Other Payroll Liabilities	100,627.59
Out Of Scope Agency Payable	0.00
Payroll Tax Payable	62,350.72
Sales Tax	377.11
Texas State Comptroller Payable	0.00
Unearned Revenue	0.00
Total for Other Current Liabilities	**$2,275,969.80**
Total for Current Liabilities	**$4,585,270.49**

Accrual Basis Thursday, April 30, 2026 01:26 PM GMT-05:00

Balance Sheet

Hylio Inc.

As of Dec 31, 2025

	Total
Long-term Liabilities	
230US Long Term Liabilities	
2301US 0973 Capital Farm Credit	0.00
2302US HGAC 293	845,318.26
2303US Stellar Bank	887,107.62
Total for 230US Long Term Liabilities	**$1,732,425.88**
245US Mike Oda - Shareholder Note Payable	$0.00
Loan from Pacific Arc	$68,803.10
Pacific Arc (American Express)	-2,764.91
Total for Loan from Pacific Arc	**$66,038.19**
Loan from Primetime Dining	-1,162.45
Loan from Riverbend RV Park	12,994.82
Total for 245US Mike Oda - Shareholder Note Payable	**$77,870.56**
SBA Loan	45,171.87
Total for Long-term Liabilities	**$1,855,468.31**
Total for Liabilities	**$6,440,738.80**
Equity	
250US Common Stock	$2,207,353.76
Common Stock Purchases	-2,342,021.43
Equity Issuance Costs	-1,760,561.13
StartEngine	5,530,839.09
Total for 250US Common Stock	**$3,635,610.29**
251US Opening Balance Equity	0.00
253US Founder Contributions	-$150,000.00
Arthur Erickson	98,512.24
Mike Oda	125,402.70
Nick Nawratil	405,035.17
Nikhil Dixit	166,275.54
X -Due to/from Shareholder	0.00
Total for 253US Founder Contributions	**$645,225.65**

Accrual Basis Thursday, April 30, 2026 01:26 PM GMT-05:00

Balance Sheet

Hylio Inc.

As of Dec 31, 2025

	Total
254US Hylio LA Subsidiary	$311,260.11
254.2US SV Drone Assets	-115,726.02
254.3US SV Computer Equipment	-5,383.72
254.5US SV Operational Expenses	-45,894.37
254.6US SV Battery Expense	-61,858.55
254.8US Acquisition	-82,397.45
254.9US Overhead	0.00
Total for 254US Hylio LA Subsidiary	**-$0.00**
298 Prior Prd Adj - Equity	0.00
299 Reconciliation Discrepancy BS	276.84
260US Retained Earnings	650,607.40
Net Income	1,767,115.28
Total for Equity	**$6,698,835.46**
Total for Liabilities and Equity	**$13,139,574.26**

Accrual Basis Thursday, April 30, 2026 01:26 PM GMT-05:00

Profit and Loss

Hylio Inc.

January-December, 2025

	Total
Income	
301 Product Sales	$4,988,492.18
301.1 Product Discounts	-41,780.10
301.2 Refunds	-43,074.50
301.3 Warranties	-$15,487.20
Warranty AG-230	-1,200.00
Warranty AG-272	-4,200.00
Total for 301.3 Warranties	**-$20,887.20**
301.4 Consignment	0.00
301.7 Product Orders	6,430,424.31
301.9 Restocking Fee	4,064.80
Total for 301 Product Sales	**$11,317,239.49**
305 Other Primary Income	$60,624.72
305.1 Shipping Income	29,239.98
305.2 Other Service Income	3,062.11
305.3 FAA Consulting Income	14,000.00
Total for 305 Other Primary Income	**$106,926.81**
Online Sales	606,733.81
Services	0.00
Total for Income	**$12,030,900.11**
Cost of Goods Sold	
401 Cost of Goods Sold	$5,638,799.49
401.3 Online Cost of Goods Sold	22,866.18
Total for 401 Cost of Goods Sold	**$5,661,665.67**
403 Shipping & Delivery Expense	177,497.23
Total for Cost of Goods Sold	**$5,839,162.90**
Gross Profit	**$6,191,737.21**
Expenses	
500 General & Administrative	
501 Rent Expense	459,200.33
502 Office Expense	$1,444.76
502.1 Office Expense	15,017.38
502.2 Software Expense	139,615.94
Total for 502 Office Expense	**$156,078.08**
503 A/R Cleanup & Rounding Adjustments	0.00
504 Utilities	31,222.83

Profit and Loss

Hylio Inc.

January-December, 2025

	Total
505 Repairs & Maintenance	3,210.46
506 Automobile Expenses	$761.60
506.1 Fuel Expense	13,891.57
506.4 Auto Leasing	5,681.58
Total for 506 Automobile Expenses	**$20,334.75**
508 Insurance	$21,735.05
508.1 General Business Insurance	62,862.58
508.2 Auto Insurance	704.12
508.3 Medical Insurance	425.33
Total for 508 Insurance	**$85,727.08**
509 Meals & Entertainment	$4,746.92
509.1 Employee Meals	76,513.48
509.2 Fitness	1,133.38
509.3 Entertainment	147.89
Total for 509 Meals & Entertainment	**$82,541.67**
510 Supplies & Materials	$18,606.48
510.1 Application Materials	574.99
Total for 510 Supplies & Materials	**$19,181.47**
512 Bank Charges	$7,129.84
512.1 QuickBooks Payments Fees	3,562.99
Total for 512 Bank Charges	**$10,692.83**
520 Outside Service	$88,004.38
520.1 Legal & Professional	$32,417.67
520.11 Accounting Services	4,627.50
Total for 520.1 Legal & Professional	**$37,045.17**
520.2 Licenses & Permits	$2,756.83
520.21 FAA	2,480.00
52023 Membership Fees	20,116.23
Total for 520.2 Licenses & Permits	**$25,353.06**
520.5 Oda Farm Services	78,500.00
Total for 520 Outside Service	**$228,902.61**
Total for 500 General & Administrative	**$1,097,092.11**
540 Sales & Marketing	$50,012.05
541 Physical Advertising	939.62
542 Trade Shows	97,640.68

Accrual Basis Thursday, April 30, 2026 01:25 PM GMT-05:00

Profit and Loss

Hylio Inc.

January-December, 2025

	Total
543 Online Advertising	$10,925.76
543.1 Google Ads	18,010.71
543.2 Facebook / Instagram Ads	144,354.80
Total for 543 Online Advertising	**$173,291.27**
544 Travel Expense	55,062.88
545 Other Advertising	11,241.97
Total for 540 Sales & Marketing	**$388,188.47**
550 Labor Expenses	
551 Payroll Expenses	$81,344.21
551.1 Payroll Wage Expenses	2,231,327.33
551.2 Payroll Tax Expenses	203,013.86
551.3 Reimbursement Expenses	84,919.08
551.4 Payroll Health Insurance Expense	176,785.82
551.5 Stock Based Compensation Expense	48,200.00
Total for 551 Payroll Expenses	**$2,825,590.30**
552 Contract Labor	182,923.13
553 Recruitment Expenses	41,543.70
Total for 550 Labor Expenses	**$3,050,057.13**
600 Taxes Paid	1,946.05
700 Interest Expense	$6,400.04
701.1 LN 4794 LOC Interest Expense	128,372.10
701.2 LN 5138 Interest Expense	88,710.99
701.3 HGAC Interest Expense	35,751.97
Total for 700 Interest Expense	**$259,235.10**
800 Bad Debt Expense	0.00
Total for Expenses	**$4,796,518.86**
Net Operating Income	**$1,395,218.35**
Other Income	
350 Miscellaneous Income	$489.19
351 Rewards & Rebates	38,464.76
352 Sales Adjustments	0.00
353 Other Miscellaneous Income	
353.1 A/P Cleanup - Classification Adjustments	0.00
Total for 353 Other Miscellaneous Income	**$0.00**
Total for 350 Miscellaneous Income	**$38,953.95**
Total for Other Income	**$38,953.95**

Accrual Basis Thursday, April 30, 2026 01:25 PM GMT-05:00

Profit and Loss

Hylio Inc.

January-December, 2025

	Total
Other Expenses	
910 Other Expense	$16,349.49
911 Prior Period Adjustments	-349,292.47
Total for 910 Other Expense	**-$332,942.98**
StartEngine Investment Advertising	0.00
Total for Other Expenses	**-$332,942.98**
Net Other Income	**$371,896.93**
Net Income	**$1,767,115.28**

Accrual Basis Thursday, April 30, 2026 01:25 PM GMT-05:00

Statement of Cash Flows

Hylio Inc.

January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	1,767,115.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
121US Accounts Receivable (A/R)	-1,833,445.28
130.1 130US Inventory:Inventory - COGS	-324,153.14
130.2 130US Inventory:Scrapped Inventory	-166,892.31
130US Inventory	808,108.25
139US Other Current Assets	-39,079.01
210US Credit Cards	0.00
210US Credit Cards:AMEX AMZN 2004	-5,961.25
210US Credit Cards:AMEX GOLD 1006	1,067.68
210US Credit Cards:AMEX GOLD 1009	0.00
210US Credit Cards:AMEX GOLD 2009	-32,083.05
210US Credit Cards:AMEX PLATINUM 1008	35,123.85
210US Credit Cards:Capital One Spark 2134	-2,020.13
210US Credit Cards:Capital One VentureX 8838	27,923.70
210US Credit Cards:Chase 7007	-6,577.41
210US Credit Cards:Corpay 3-QQ8	50,759.62
210US Credit Cards:Ramp Card	375.09
2201US 4794 Line of Credit	500,000.00
255US Loan to Nawratil:255.2 Nawratil Loan 2	39,999.00
Accounts Payable (A/P)	-77,944.52
Advance Customer Payment	-2,755,440.51
Deferred Revenue	2,036,464.14
Inventory Asset	0.00
Other Payroll Liabilities	77,752.59
Out Of Scope Agency Payable	0.00
Payroll Tax Payable	13,675.72
Prepaid Expenses	-590,619.87
Sales Tax	377.11
Texas State Comptroller Payable	0.00
Unearned Revenue	0.00
Vendor Clearing	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	-
	$2,242,589.73
Net cash provided by operating activities	**-$475,474.45**

Thursday, April 30, 2026 01:26 PM GMT-05:00

Statement of Cash Flows

Hylio Inc.

January-December, 2025

Full name	Total
INVESTING ACTIVITIES	
151US Drone Equipment:151.3US Sales Demo Drones	-106,550.00
151US Drone Equipment:1511US Legacy Drones	-1,115,343.37
155US Equipment & Tools	-37,011.11
155US Equipment & Tools:155.3US Computer Equipment	-10,788.88
156US Leasehold Improvements	-259,521.96
156US Leasehold Improvements:156.1US Furniture & Fixtures	-144,356.79
160US Vehicles	-24,062.27
246US Trailers	-1,502.76
2500US Software Asset	-332,112.67
2500US Software Asset:2501US Software Asset FL	-68,192.95
2600US Research & Development	-1,018,019.96
2600US Research & Development:2601US RND FL	-81,722.47
Net cash provided by investing activities	**-$3,199,185.19**
FINANCING ACTIVITIES	
2303US 230US Long Term Liabilities:Stellar Bank	-66,566.13
230US Long Term Liabilities:2302US HGAC 293	-85,742.15
245US Mike Oda - Shareholder Note Payable	0.00
245US Mike Oda - Shareholder Note Payable:Loan from Pacific Arc:Pacific Arc (American Express)	1,357.72
250US Common Stock	2,000,013.12
250US Common Stock:Common Stock Purchases	-249,439.96
250US Common Stock:Equity Issuance Costs	-1,760,561.13
250US Common Stock:StartEngine	3,073,790.12
253US Founder Contributions	-150,000.00
253US Founder Contributions:Arthur Erickson	50,000.00
253US Founder Contributions:Mike Oda	50,000.00
253US Founder Contributions:Nick Nawratil	50,000.00
253US Founder Contributions:Nikhil Dixit	50,000.00
260US Retained Earnings	0.00
298 Prior Prd Adj - Equity	0.00
299 Reconciliation Discrepancy BS	0.00

Thursday, April 30, 2026 01:26 PM GMT-05:00

Statement of Cash Flows

Hylio Inc.

January-December, 2025

Full name	Total
SBA Loan	-5,059.47
Net cash provided by financing activities	$2,957,792.12
NET CASH INCREASE FOR PERIOD	-$716,867.52
Cash at beginning of period	$1,491,210.76
CASH AT END OF PERIOD	$774,343.24

HYLIO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in $US)

	Common Stock		Additional Paid In Capital	Equity Issuance Costs	Retained Earnings	Total Stockholder Equity
	Shares	Amount				
Balance—December 31, 2023	**9,508,125**	**$951**	**$1,389,677**	**($91,776)**	**$55,903**	**$1,354,755**
Shares repurchased	(1,094,949)	(109)	(1,642,505)	-	-	(1,642,614)
Issuance of common stock (Reg CF)	113,926	11	1,452,888	(33,879)	-	1,419,021
Adjustments related to prior year	-	-	-	-	-	-
Net income	-	-	-	-	118,301	118,301
Balance—December 31, 2024	**8,527,102**	**$853**	**$1,200,060**	**($125,655)**	**$174,204**	**$1,249,462**
Issuance of common stock (Reg CF-2)	319,917	32	4,526,679	(205,296)	-	4,321,415
Shares repurchased	(50,445)	(5)	(297,402)	-	-	(297,407)
Prior period adjustments	-	-	-	-	476,403	476,403
Net income (loss)	-	-	-	-	1,767,115	1,767,115
Balance—December 31, 2025	**8,796,574**	**$880**	**$5,429,337**	**($330,951)**	**$2,417,722**	**$7,516,988**

Subsequent Event (Note 7):

SCJA Investments, LP invested ~$2,000,000 for 152,208 shares in Q1 2026, increasing total shares outstanding to 8,948,782.

= P&L amounts

= ties to balance sheet

NOTE 1 – NATURE OF OPERATIONS

Hylio Inc. was formed on January 8, 2015 ("Inception") in the State of Texas. The financial statements of Hylio Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond, Texas.

Hylio Inc. designs, manufactures, and sells autonomous agricultural drone systems for precision agriculture applications. The Company's proprietary drone platforms enable large-scale crop spraying, seeding, and mapping operations, providing farmers with efficient and cost-effective aerial solutions. The Company also provides FAA consulting services and related training programs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of autonomous agricultural drone systems, related parts and accessories, software services, FAA consulting, and shipping fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2025, the Company has the following outstanding debt obligations: a line of credit with a balance of $1,999,672.14; a HGAC loan with a balance of $845,318.26; a Stellar Bank loan with a balance of $887,107.62; and an SBA loan with a balance of $45,171.87. Total long-term liabilities were $1,855,468.31 as of December 31, 2025.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

- On August 29, 2025, a civil action was filed against the Company in the U.S. District Court, Western District of Kentucky, captioned Minton v. Hylio, Inc. The plaintiff alleges breach of contract, breach of warranty, and fraud in connection with the purchase of two pre-owned AG-130 agricultural drone systems for approximately $89,300. The Company has filed a motion to dismiss and believes the claims are without merit. As of April 20, 2025, this matter remains pending. Management and legal counsel have assessed the likelihood of a material adverse outcome as remote, and accordingly, no accrual for loss contingency has been recorded as of December 31, 2025. There are no other pending or threatened litigation matters, claims, guarantees, or contingent obligations as of December 31, 2025.

- The Company leases two buildings under operating lease agreements, both expiring on December 31, 2028. Monthly lease payments consist of $30,000 for the primary facility and $8,000 for the secondary facility, totaling $38,000 per month ($456,000 annually).

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,366,856 shares of our common stock with par value of $0.001. As of December 31, 2025 the Company has issued 8,796,574 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a loan receivable from Nicholas Nawratil, a co-founder and officer, with a remaining balance of $175,037 as of December 31, 2025, bearing interest at 2% per annum. Accrued interest receivable on this loan totaled $21,346 as of December 31, 2025. During 2025, the Company received $39,999 in loan repayments from Mr. Nawratil ($30,000 via payroll offset and $9,999 in cash). During 2025, the Company paid $203,500 to Oda Farm Services, an entity owned by Elena Oda, a family member of the CFO, for facility and land use services.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 25, 2026, the issuance date of these financial statements. Subsequent to December 31, 2025, the Company entered into a Purchase and Sale Agreement with SCJA Investments, LP, pursuant to which SCJA Investments invested approximately $2,000,000 in exchange for 152,208 shares of the Company's common stock. This transaction closed during the first quarter of 2026, increasing total shares outstanding from 8,796,574 to 8,948,782. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Arthur Erickson, the Chief Executive Officer of Hylio Inc., hereby certify that the financial statements of Hylio Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Hylio Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/30/2026 (Date of Execution).

Arthur Erickson

Chief Executive Officer
04/30/2026